Apothēka™ BLOCKCHAIN

"Elevating Patient Care Experience"

Investor Deck 2020

Problem



SECURITY

- **Security / Encryption:** The average cost of a U.S. Healthcare data breach is now **$15.0M** *~IBM Security 2019*

  According to FBI: Covid-19 Cyberattacks Spiked 400% during the Pandemic *~May 2020*



BAD DATA

- **Patient Identification:** eClinicalWorks sued for nearly **$1Billion** for inaccurate medical records *~HealthcareITNews 2017*

- **Physician Credentialing:** "Average cost of **one month's** delay in credentialing a **primary care physician** can amount to more than **$30,000** in lost revenue. *~Becker's Hospital CFO Report 2017*



INTEROPERABILITY

- **Claims Adjudication / Revenue Cycle:** Average revenue loss is **$2.5M** per month due to a lack of **interoperability and data integrity** *~ICG 2019*

Apothēka™

Problem: Featured In News

Forbes

FBI Says Foreign States Hacked Into U.S. COVID-19 Research Centers: Report

Davey Winder Senior Contributor
Cybersecurity
I report and analyse breaking cybersecurity and privacy stories


DEPARTMENT OF JUSTICE
FEDERAL BUREAU OF INVESTIGATION

Daily Mail MORE STORIES

Four hundred hospitals run by Universal Health Services are left offline by ransomware cyberattack forcing ambulances to be redirected, surgeries to be sent to other hospitals and staff to resort to pen and paper

By Reuters
17:53 28 Sep 2020, updated 02:07 29 Sep 2020


Universal Health Services, Inc.
UHS

USA TODAY
CASHING IN ON COVID-19 — Stem cell firms sell h...
BLACK-OWNED BUSINESSES — Customer support s...
SUMMER INTERRUPTED — Teens can't find ✱ jo...

News Sports Entertainment Life [Money] Tech Travel Opinion

MONEY

LabCorp data breach exposes information of 7.7 million consumers

Kelly Tyko USA TODAY
Published 6:56 p.m. ET Jun. 4, 2019 | Updated 8:04 p.m. ET Jun. 4, 2019

Error Rate Drops, but Medicare Still Lost $31.6 Billion to Preventable Billing Errors in FY2018

COUNCIL FOR MEDICARE INTEGRITY

NEW YORK POST

SEARCH

Taylor Rose Williams' remains were found in mom Brianna's Alabama hometown

Michael Bloomberg goes after Trump in first day on campaign trail

NEWS

Horrifying mix-up sees wrong man taken off life support at Chicago hospital

By Rebecca Rosenberg and Angel Torres
July 4, 2019 | 5:53pm | Updated

USA TODAY
CORONAVIRUS + VITAMIN D — Can Vitamin D help?

[News] Sports Entertainment Life Money Tech Travel Opinion

Hospital says donated kidney was transplanted into wrong patient in NJ

Kim Mulford Cherry Hill Courier-Post
Published 7:59 p.m. ET Nov. 26, 2019 | Updated 7:59 p.m. ET Nov. 26, 2019

PAIN POINTS: Security . Bad Data . Interoperability

Apothēka™

Solution: A Turn-key Blockchain Module

- **Apothēka** Integrates with Electronic Medical Records Systems or clinical systems and transforms them into secure Blockchain ecosystems to facilitate **security**, **data integrity** and **interoperability**

- **Patented Proprietary Technology:** Uses ironclad security, scalable distribution design of Blockchain and AI technologies to solve "IT friction" points in healthcare leveraging patented six-way patient validation
- **Competitively Positioned:** State of the Art SaaS solution with **COVID-19** Patient Data Management

- **Mission:** Elevating the patient care experience through cleaner data, increased security, and interoperability

- **Values:** Innovation / Trust / Reliability / Encompassing

Apothēka™

Use Cases: In Hospitals & Insurance / Healthcare

Patient Identification

PATENTED: Patient Validation (Six Way on Blockchain)

PHI + Biometric + DNA critical areas

Interoperability - APIs / Data Integration

Data Access and Sharing, Cross Platform Integration, Decentralized Medical Records

Claims Adjudication / Revenue Cycle

Claims Adjudication - Over and Under Billing Prevention

Physician Credentialing

Physician Credentials Validation

COVID-19 Data Management

Identification
Contact Tracing
Care Coordination

Security / Encryption

HIPAA compliant

(Cybersecurity governance) – Hacker hindrance, Audit trail and Transparency, Cryptographic Hash Technology

Apothēka™

PATENT: Six Way Patient Validation Touchpoints: Hospital, Clinics or Health Insurance



PATIENT INTAKE

1. Patient Identification / Consent Management
2. Security / Encryption
3. Interoperability - APIs / Data Integration

PROVIDER FACING

1. Patient Identification / Consent Management
2. Security / Encryption
3. Interoperability - APIs / Data Integration
4. Physician Credentialing

ANCILLARY (LABS)

1. Patient Identification / Consent Management
2. Security / Encryption
3. Interoperability - APIs / Data Integration
4. Physician Credentialing

REVENUE CYCLE/CLAIMS

1. Patient Identification / Consent Management
2. Security / Encryption
3. Claims Adjudication / Revenue Cycle
4. Interoperability - APIs / Data Integration

PAYOR/CLAIMS

1. Patient Identification / Consent Management
2. Security / Encryption
3. Claims Adjudication / Revenue Cycle
4. Interoperability - APIs / Data Integration
5. Physician Credentialing



Fingerprints Scanning



Iris Scanning



DNA Scanning

Blockchain Touchpoints (Decentralized, Security, Traceability, Privacy, Transparency)

Apothēka™

PHASE I: Our Permissioned Blockchain Ecosystem


IoT
Insurance Billing
Apothēka™
Elevating Patient Experience
AI
Blockchain
Patented six way
Patient validation
EHR/EMR
3rd party vendors
Hospital Ecosystems

Apothēka™

Use Case: Blood Supply Chain In COVID-19 Era

- Patient ID, Contact Tracing, Consent Management & Tracking
- Covid-19 Pre-assessments, Testing & Plasma Donations


Surgery/
ICU
Infusion/
L&D
Nursing
Station
Emergency/
Trauma
Patient
Bedside

BLOOD BANK & LABS ON BLOCKCHAIN

- Security & Encryption (HIPAA compliant)
- Interoperability – Open APIs / Data Integration

PHASE II: Digital Health Passport

Future Of Identity Is Self-Sovereign And Enabled By Apothēka Blockchain


The.Passport
WORLD UNIFIED
Blockchain Identity


Identity Issuer(s)
User
Identity Verifier(s)
Request and receive attestations
ID App
Present and verify attestations
Register identity
Lookup identity
Store encrypted attestations
Identity Hub

Control . Access . Consent . Minimalization . Interoperability . Portability

Market Size For Licensing & Hosting Revenue

USA - TAM: $31B (Main Focus)

6,210 Hospitals
(20% Target Market ~ 1,242)

Projected Revenue
Medium Size Hospital
100-499 Beds ~450 Doctors

- Licensing 125K / Year
- Hosting 250K / Year



CANADA

FOCUS
1,400 Hospitals

CHINA

FOCUS
Beijing - 33,000 Hospitals

UAE

FOCUS
Abu Dubai
Dubai - 104 Hospitals

SAUDI ARABIA

FOCUS
Riyadh - 542 Hospitals

EAST AFRICA

FOCUS
Uganda - 155 Hospitals
Kenya - 5,000 Hospitals

Business Model

Pricing (Sample Mid Size Hospital)

- **Subscription $125K / Year Average** Licensing
- **$250K / Year Average** Support + Services Fees

Target Healthcare Clients

- Small And Medium Sized
- Mid-market
- Enterprise



Selling Strategy

- No/Low-Touch (Self Service)
- Medium-Touch (Inside Sales / Partnerships)
- High-Touch (Enterprise Sales)
- Personal Relationships (CEO relationships 13 years)

Population Served

- High-risk Patients
- Outpatient Care And/or General Population
- The Very Young And Very Old
- Low-income And/or Homeless Individuals
- Chronically Ill And Disabled



Market Penetration & Number of Clients
300
250
200
150
100
50
-
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2020
2021
2022
2023
2024
Number of Clients Served
Market Penetration (%)



Market Penetration (%), Number of Clients and Revenue ($,M)
Number of Clients
350
300
250
200
150
100
50
(50)
-1.0%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
Market Penetration
2020
$0.9 M
2021
$7.5 M
2022
$38.0 M
2023
$72.9 M
2024
$93.8 M
Total Revenue

Competitive Landscape

	Apothēka™	Embleema	simplyvital health	patientory
COVID-19 Patient Data Management	✓			
Bundled Solution / Multi-use (Plugs Into Multiple Clinical Modules)	✓			
Plug & Play (Easy Integrations)	✓			✓
Security / Encryption	✓	✓	✓	✓
Constellation Enclave (Double Secure Data Black Box)	✓			
Patented Protected IP	✓			

Roadmap Phase I & II (2018 – 2020)

Sept 2018
Apothēka Company Formation

Delaware Entity, Headquartered in Los Angeles, CA

PHASE I

Sept 2018

Medical Records Blockchain Patent

Patent Design, Claims Write up & Submission

PHASE I

December 2019 – On going
Investor Roadshows, Activations & Phase II

Marketing/Acquisition Campaign & Clients Activations

Pipeline Phase

athenahealth PARSONS HCL ZENDYHEALTH

PHASE I

Pilots Launch: Data, Security, Smart Contracts, Claims Adjudication

April 2019
Apothēka Blockchain & Smart Contracts

Approved: Logo Artifacts

By USPTO

Dec 2019
Apothēka Trademark

PHASE II

Apothēka Digital Health Passport / IP

Patient 360° single point of truth

Dec 2020

Traction

MOU

- Texas Health Resources
- Mount Sinai
- The University of Texas MD Anderson Cancer Center
- Providence St. Joseph Health

Pipeline

- athenahealth
- 3M
- PARSONS
- ZENDYHEALTH

Clients

- STEMCELL THERAPEUTICS LA — Regenerate Your Health
- Cedars-Sinai
- PACIFIC Stem Cell, LLC
- HEALTH CENTURION

Apothēka™

Executive Management Team



Dennis Maliani
CEO / Founder

Vast experience in the health-tech space, 13 years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, MemorialCare, Amgen etc. IPO readiness & portfolio management.



Luis Lopez
COO

Over 20 years of experience in Healthcare at LA Care, Molina, Kaiser Permanente, Cedars Sinai etc. Start-up experience, and co-founder at Somega Healthcare Systems which was successfully sold.



Victor Pisacane
CTO

Formerly senior software architect, IBM Watson Health. Comes with 25 years of experience designing, developing and delivering software products in both startup environments and Fortune 500 companies.



Daniel Edelstein
CSO

Extensive experience in the Health insurance/payor side. Experience covers 8 years at LA Care, St. Francis Medical Center to include Medicare and Medicaid services in less privileged communities.

Advisors

- **Dr. Melanie Rolli** - CEO and Chief Medical Officer. Piqur Therapeutics AG - Basel, Switzerland
- **Brad Bulent Yasar** Founder at Blockchain Investors Consortium (BIC)
- **Thomas Kluz** - Head of Global Healthcare investing at Qualcomm Ventures – Digital Health Investments
- **Dr. Stephen Geller** - Chairman Emeritus, Pathology, Cedars-Sinai Medical Center/ Prof. Weill Cornell Medical College)
- **Dr. Hyung Kim** - Assoc. Director, Surgical Research, Cedars Sinai
- **Henrique Dias** - Managing Partner, B&D Alternatives Investment Fund

Apothēka™

Revenue Projections 2019 - 2024

Profit & Loss Statement		2020	2021	2022	2023	2024
GROSS MARGIN	**(B)**	**300,344**	**4,883,004**	**25,933,750**	**61,202,132**	**97,539,948**
Gross Margin %		*56.0%*	*61.0%*	*66.0%*	*71.0%*	*73.5%*
Overhead						
Sales & Marketing		701,000	1,711,400	10,941,550	17,268,637	19,499,762
General & Administration		973,775	2,511,300	4,607,355	6,601,204	8,566,877
Research & Development		36,000	74,000	84,000	104,000	124,000
Total Overheads	**(C)**	**1,710,775**	**4,296,700**	**15,632,905**	**23,973,841**	**28,190,639**

Note: Based on target raise goal & client acquisition
These are forward-looking figures that cannot be guaranteed.

Apothēka™

Funding Requirements

$2.5 Million Raise

Use of Funds

Phase II - Digital Health Passport / IP:	$775,000
Marketing & Customer Acquisition:	$775,000
Operations & Sales:	$750,000
Research & Development:	$200,000
Total	$2,500,000

Note:
Runway 18-24 months

Valuation

- Valuation at $8 million
- 10% discount rate

Target Milestones

- Our average revenue target for 2023-24 is $80 million
- Strategic exit goal (likely by acquisition) for a $480 million enterprise value

Health-tech SaaS Acquisitions / Exits

Dassault Systèmes acquires Medidata for $5.8 billion - 2019

TAM: $31 billion

Apothēka™

Investment Highlights

- **Apothēka** Integrates with Electronic Medical Records Systems or clinical systems and transforms them into secure Blockchain ecosystems to facilitate security, data integrity and interoperability

- **Patented Proprietary Technology:** Uses ironclad security, scalable distribution design of Blockchain and AI technologies to solve "IT friction" points in healthcare leveraging patented six-way patient validation

- **Competitively Positioned:** State of the Art SaaS solution with **COVID-19** Patient Data Management

- **Value Bundling:** Offers system protection, data validation, improved data sharing, Physician credentialing, healthcare costs check points

- **Ease of use:** Apothēka's solution has plug and play functionalities for easy implementations to include user friendly interface

Thank you!

Apothēka™